

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

Via E-mail
Vadims Furss
Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re:** **Amber Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 20, 2014**
> **File No. 333-199478**

Dear Mr. Furss:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan and have no revenues, no plans for raising additional financing, limited operations, no products or services and no dedicated full-time or part-time employees other than your sole officer and director. We also note that your stock is likely to be penny stock. Therefore, it appears that you may be a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 or tell us why you believe that you are not a blank check company. For guidance, see SEC Release No. 33-6932 and Interpretation 616.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

2.   You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have had limited operations to date and have no assets. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Prospectus Summary

General Information About the Company, page 3

3.   It appears that your operations have been limited to date, that you have no existing product or service and that you are not currently marketing any product or service. Please revise to describe the current status of your business operations, carefully distinguishing actual accomplishments from your plans. For example, please revise your statement that Amber Group is a marketplace of tours for travelers by local experts to clarify that the Amber Group marketplace does not yet exist. Ensure that you consistently and precisely describe your intended business throughout your prospectus.

4.   To the extent the products and services you hope to provide are not yet developed, describe the status of your developmental efforts, any potential difficulties that may preclude you from completing the development of your proposed offering and the expected costs of development. Include a more detailed discussion in your business section.

5.   We note that Mr. Furss intends to offer shares of the company's common stock to his friends, family members and business associates. Please revise to state whether these offers will be made in the United States, and if not, where they will be made.

Risk Factors, page 6

6.   Please clarify whether Mr. Furss resides outside of the United States. If he does reside outside of the United States, add a risk factor disclosing that it may be difficult for investors to effect service of process within the United States upon Mr. Furss or to enforce personal judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws against Mr. Furss.

7.   We note that Mr. Furss worked as a director at Lens Staffing Agency and a sales manager at Telegroup Ukraine. Please tell us whether Mr. Furss has experience in the online travel industry, including the technical expertise necessary to design and operate your planned web platform. If Mr. Furss lacks this experience or expertise, please add a risk factor that discusses resulting risks to your company and its investors.

8.   Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have less than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act.

Risks Associated to Our Business

We Are Solely Dependent Upon the Funds To Be Raised in This Offering…, page 6

9.   We note that that the full proceeds of this offering may not be enough to achieve sufficient revenue or profitable operations. Please revise to alert investors to the minimum additional capital necessary to fund planned operations for a 12-month period.

We Will Depend on Our International Operations…, page 8

10.   Please revise the caption and body of this risk factor to clarify that you have had limited operations to date.

Because Our Current President Has Other Business Interests…, page 8

11.   Please revise this risk factor to address whether Mr. Furss' outside employment creates a material risk of conflicts of interest with the company, and if so, how such conflicts will be resolved.

Investors Cannot Withdraw Funds Once Their Subscription Agreements Are Accepted…, page 8

12.   Please file a form of the subscription agreement as an exhibit to your filing. See Item 601(b)(4) of Regulation S-K. Additionally, please advise us of the name and location of the bank where you have your corporate bank account and tell us who will be reviewing the subscription agreements.

Our Business and Growth Will Suffer If We Are Unable to Find…, page 9

13.   Please clarify whether the local guides will be employees or independent contractors of your company here and in the appropriate portion of your business section. Additionally, please include a risk factor that discusses the risks to your company and its shareholders from your use of local guides. In this regard, please discuss whether you believe you will be liable for the actions of local guides during guided tours.

<u>Consumers May Not Accept Our Website as a Valuable Commercial Tool…, page 10</u>

14.   Please revise this risk factor to clarify that you do not have a developed website. Additionally, please revise any other disclosure throughout your prospectus that may suggest to investors that you have developed products or services.

<u>Risks Associated with This Offering</u>

<u>We Will Incur Ongoing Costs and Expenses for SEC Reporting and Compliance…, page 13</u>

15.   Please clarify whether Mr. Furss has agreed to loan funds to the company to cover future SEC reporting and compliance costs. Additionally, since this risk factor focuses on SEC reporting and compliance costs, please move your discussion of Mr. Furss' loan to the company to complete the registration process to an appropriate section of the prospectus.

<u>We Will Not Be Required to Comply with Certain Provisions…, page 14</u>

16.   Please revise the second paragraph of this risk factor to clarify that you will be exempt from the auditor attestation requirement concerning management's report on the effectiveness of internal control over financial reporting for so long as you remain a smaller reporting company.

<u>Use of Proceeds, page 14</u>

17.   Please clarify here whether Mr. Furss has agreed to loan you funds to implement your business plan and maintain your reporting status and quotation on the OTCBB.

<u>Information With Respect to the Registrant, page 19</u>

18.   Please revise this section to discuss the countries or regions where you intend to offer your guided tours.

<u>Description of Property</u>

<u>Offices, page 21</u>

19.   We note that you currently list the address of your agent for service as the address of your principal executive office and that you intend to establish an office elsewhere. Please revise to clarify from where you intend to conduct your operations. To the extent you intend to operate the company outside of the United States, please revise your disclosure throughout the registration statement to disclose this fact and consider adding a risk factor discussion.

Signatures, page II-5

20.   Please conform the text under this heading to that set forth in Form S-1. See Signatures to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
       Frederick C. Bauman, Esq.
       Bauman & Associates Law Firm